

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2010

James D. Frias
Chief Financial Officer, Treasurer and Executive Vice President
Nucor Corporation
1915 Rexford Road
Charlotte, NC 28211

     Re: **Nucor Corporation**
           Form 10-K for the year ended December 31, 200
           Definitive Proxy filed March 25, 2010
           File No. 001-04119

Dear Mr. Frias:

     We have completed our review of your filings and do not have any further comments at this time.

                        Sincerely,

                        Terence O'Brien